Addendum to the Schedule A
to the
Sub-Advisory Agreement
by and between
Exchange Traded Concepts, LLC
and
Penserra Capital Management, LLC

Sub-Advisory Fee. Pursuant to Section 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate based on a percentage of the average daily net asset of each Fund as follows:

Fund	Rate	Effective Date
EMQQ The Emerging Markets Internet and Ecommerce ETF (EMQQ)	The greater of 5 bps or $25,000 annual minimum	June 12, 2015
The ETF Industry Exposure & Financial Services ETF (TETF)	The greater of 5 bps or $20,000 annual minimum	April 1, 2017